United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Subject: Circular Mining. Identification: POL-0040-G / Version: 01. Use: Public. Deliberation: DDE - 078/2026. Cluster: Administrative. Responsible: Technical Executive Vice-Presidency and Executive Vice- President of Sustainability. Published in: 2026/09/21. Review by: 2031/09/21. - 1 de 3 - Administrative Policy 1. General Guidelines Vale believes that mining plays a fundamental role in providing resources that drive economic development and social well-being and recognizes the management and use of Mining Waste as an important challenge in the sector, given the scale of generation, as well as the operating conditions, the regulations applicable to the subject and the different forms of management and disposal of Waste and Tailings. In this context, Vale is committed to carrying out a differentiated management of Mining Waste, in accordance with the guidelines established in this Policy, which are directly related to the technologies adopted in the mine planning and ore processing processes. The guidelines below must be observed in order to reduce the generation and reuse of Waste and Tailings in Vale's operations, in order to support the transition to a Circular Economy, which seeks to increase efficiency in the use of materials, through the promotion of new technologies and use in other value chains. This transition towards a Circular Economy is integrated into the mining sector through Circular Mining, which is a strategic pillar for the Company. • Act with transparency, ethics, and responsibility: be transparent in the accountability of the actions taken and the commitments assumed, taking ownership of the respective consequences, acting with zeal, responsibility, and respect for the legislation. • Prioritize, in the phases of the mine's useful life, available reference practices and technologies, seeking the optimization of mineral research, mining and processing, the reduction of the generation of Tailings and Waste Waste, in addition to the use of materials already disposed of in geotechnical mining structures, considering the technical, economic and safety feasibility. • Encourage the development of new technologies focused on equipment and controls in ore processing processes, aiming to increase efficiency and reduce the generation of Tailings and Waste Waste. • Invest in Research, Development and Innovation ("RD&I"), seeking to promote partnerships for the insertion of Co-products in other production chains and create shared value with society. • Consider, from the design phase to the mine closure phase, the geochemical characterization processes of ore, waste and tailings, in order to subsidize control actions and reduce potential socio-environmental impacts. • To strategically manage the risks and opportunities associated with the topic, aiming to promote operational excellence, including eco-efficiency, the responsible generation and disposal of Mining Waste and the conservation of biodiversity. 2. Applicability It applies to Vale and its Subsidiaries1, always observing the Bylaws, the respective constitutive documents and the applicable legislation. Customers, Suppliers and Partners of Vale and its subsidiaries are expected to be aware of this Policy and seek to guide their conduct in line with the best practices of Circular Mining, as well as with the applicable guidelines established herein. The guidelines related to the safety of dams and geotechnical mining structures are recommended in the "Safety Policy for Dams Safety and Geotechnical Mining Structures", "POL-0037-G", and are not the scope of this document. 1 To learn more about the classification of subsidiaries, see POL-0043-G - Management Policy for Companies and Entities of the Vale Group. - 2 of 4 - Circular Mining Policy POL-0040-G Rev.: 01 – 2026/09/21 DDE 078/2026 PUBLIC The guidelines for the management of industrial waste generated in the Company's operations, such as rubber, plastics, oils, wood, scrap metal and food waste, among others, are not contemplated in this Policy, but are established in the Company's internal regulations. 3. References • POL-0001-G - Code of Conduct. • POL-0009-G - Risk Management Policy. • POL 0012-G - Climate Change Policy. • POL-0019-G - Sustainability Policy. • POL-0032-G - Water and Water Resources Policy. • POL-0041-G - Conduct Deviation Management Policy. • Mining Regulatory Standards NRM 18 - Beneficiation. • Law No. 12,305/10 - National Policy on Solid Waste. • Decree No. 12,082, of June 27, 2024 - National Strategy for Circular Economy. • National Mining Agency - Resolution No. 85, of December 2, 2021. • ABNT NBR ISO 31000 (2009) - Risk Management - Guidelines. • IFC Environmental, Health and Safety Guidelines for Mining. • International Council on Mining and Metals (ICMM) - Mining Principles, Tools for Circularity. • Directive 2026/21/EC European Parliament, Management of Waste from Extractive Industries. • Development of a guidance document on best practices in the extractive waste management plans – European Commission. • Environmental Code of Practice Canadian Environmental Protection ACT, 1999. 4. Definitions Use of Tailings and Waste Waste: Use or processing of materials previously deposited in waste rock piles or dams/piles and/or tailings, aiming at the recovery of mineral substances of interest, use in other production processes, or direct application in other sectors. Customers: Any customer, including its intermediaries, of products or services of Vale or its Subsidiaries. Co-products: For the purposes of this Policy, materials of mineral origin generated in the production process that do not generate economically viable production of iron ore, but that have the potential to be used as raw material/input in other production processes or to be used directly as a product in other sectors, such as industrial, agricultural and construction sectors. Employees: For the purposes of this Policy, any employee of Vale and/or its Subsidiaries, permanent or temporary, interns, young apprentices and/or trainees Circular Economy2: It is the economic system of production that maintains the circular flow of resources and associates economic activity with the circular management of resources, through the addition, retention or recovery of their values, and which is based on the principles of non-generation of waste, circulation of products and materials and regeneration Waste: Material removed in mining, without value or with low economic value, and which is usually disposed of in piles before the processing process, not going through this stage. It is considered a product resulting from mining, owned by the miner and can be processed later, as well as reused in infrastructure works or other technically viable applications. Suppliers: Any supplier of goods or service provider, including consultants, agents, commercial representatives, brokers, intermediaries, among others. 2 Decree 12,082, of June 27, 2024: Establishes the National Circular Economy Strategy. - 3 of 4 - Circular Mining Policy POL-0040-G Rev.: 01 – 2026/09/21 DDE 078/2026 PUBLIC Circular Mining3: Practice that seeks to maximize the use of natural resources, with the objective of preventing the generation of waste and reusing materials of mineral origin, ferrous and non-ferrous, such as Waste and Tailings, while generating value and reducing socio-environmental impacts. Partners: Any entities (associations, institutions, organizations, etc.) with which Vale and/or its Subsidiaries enter into some type of commercial, technical, social, institutional partnership, among others, which are not configured as a Customer or Supplier. Stakeholders: Communities, press, investors, Employees, public agencies, NGOs and academia, Customers and Suppliers. Mining Tailings: For the purposes of this Policy, it is the material discarded during and/or after the mineral processing process, composed of fine particles of rocks and minerals, generated in the form of aqueous pulp or dry fractions. They must be stored, disposed of or potentially reused in a safe manner Mining Waste4: Waste generated in the activity of research, extraction or processing of ores. Waste includes tailings and sediments 5. Governance According to Vale's Risk Management Policy and Standard, the Company's risks, including risks related to Circular Mining, are identified, monitored, reported and reviewed by the appropriate management positions up to the level of the Board of Directors, and the Executive Committee has the support of the Executive Risk Committees, according to the area of operation. 6. Responsibilities Vale's Executive Committee: • Approve this Policy and its amendments. Technical Executive Vice- Presidency • Develop and manage projects focused on Circular Mining. • Promote the reduction of the generation and use of Mining Waste through reuse projects for the recovery of ore or as a Co-product. • Analyze monthly data on the generation, destination and reuse of Mining Waste, seeking to support the Corporate Sustainability Board for the appropriate reporting to Stakeholders, as applicable. Executive Vice- of Operations: • Carry out the mining and processing processes of ores in accordance with the guidelines of this Policy, Circular Mining and the applicable legislation. • Manage and analyze data on the generation, destination and use of Waste and Tailings, aiming at the continuous evolution of processes. Executive Vice-Presidency Legal Affairs: • Evaluate this Policy and any proposed changes, guiding all instances involved on applicable legal aspects. Executive Vice- Presidency of Finance and Investor Relations: • Monitor the execution of dissemination actions related to this Policy. 3 Based on the concept of circular economy applied to mining, Tools for Circularity (ICMM). 4 In accordance with Law No. 12.305/10 – National Solid Waste Policy. - 4 of 4 - Circular Mining Policy POL-0040-G Rev.: 01 – 2026/09/21 DDE 078/2026 PUBLIC Corporate Sustainability Department: • Report to Stakeholders the data related to Circular Mining. • To encourage the use of Co-products as a potential tool for socioeconomic development in the territories where Vale operates. Audit and Compliance Department: • • Evaluate the effectiveness of dissemination actions related to this Policy. 7. Disclosure and Dissemination This Policy will be filed and published by the Executive Vice President of Finance and Investor Relations in Vale's official repositories in service to the internal and external public, as applicable, and the Mining Technical Services Board will be responsible for promoting the actions necessary for its dissemination. 8. Consequence Management Vale's Whistleblowing Channel can be used by anyone, inside or outside the company, who wants to report a case of suspected violation of our Code of Conduct and the guidelines of this Policy. Failure to comply with this policy will be subject to the terms of the Conduct Management Policy, POL-0041-G. 9. Review Period This Policy must be revised within a maximum period of 5 (five) years, or whenever necessary, in order to keep its content up to date. 10. Final Provisions In the event of any conflict between this Policy and Vale's Bylaws, the latter shall prevail and this Policy shall be amended to the extent necessary. This Policy shall be effective on the date of its approval by the Board of Directors. 11. Approvals Areas: Description: Corporate Sustainability Department. Elaboration. Mining Technical Services Department. Elaboration. Operations Department. Review/Recommendation. Supply Department. Review/Recommendation. Geotechnical Department. Review/Recommendation. Accounting, Tax and Controllership Department. Review/Recommendation. Audit and Compliance Department. Review/Recommendation. Executive Vice Presidency Legal Affairs. Review/Recommendation. Board of Directors (DDE – 078/2026). Approval.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: September 29, 2026		Director of Investor Relations